EXHIBIT 4.8
                                                                     -----------





================================================================================




                               [GRAPHIC OMITTED]


                                   NEXEN INC.



                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME



                      FOR THE YEAR ENDED DECEMBER 31, 2004



                                   (UNAUDITED)




================================================================================

                               COMPILATION REPORT


To the Directors of Nexen Inc.:


We have read the accompanying unaudited pro forma consolidated statement of income of Nexen Inc. (the "Company") for the year ended December 31, 2004 and have performed the following procedures:

1. Compared the figures in the column captioned "Nexen Historical" to the audited consolidated financial statements of the Company for the year ended December 31, 2004 and found them to be in agreement.

2. Compared the figures in the column captioned "EnCana UK Historical" to the unaudited consolidated financial statements of EnCana (UK) Limited for the nine months ended September 30, 2004 presented in United Kingdom pounds sterling and translated to Canadian dollars using the exchange rates described in Note 1, and found them to be in agreement.

3. Compared the figures in the column captioned "EnCana UK October & November" to the accounting records of EnCana (UK) Limited for the months of October and November of 2004, presented in United Kingdom pounds sterling and translated to Canadian dollars using the exchange rates in Note 1, and found them to be in agreement.

4. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

     (a)  the basis for determination of the pro forma adjustments; and

     (b) whether the pro forma financial information complies as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

      The officials:

     (a) described to us the basis for determination of the pro forma adjustments; and

     (b) stated that the pro forma financial information complies as to form in all material respects with regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

5. Read the notes to the pro forma consolidated statement of income and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Nexen Historical," "EnCana UK Historical," and "EnCana UK October & November" for the year ended December 31, 2004, and found the amounts in the column captioned "Consolidated Pro Forma" to be arithmetically correct.


Pro forma financial information is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial information, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such information.



Calgary, Alberta                                       /s/ Deloitte & Touche LLP
March 7, 2005                                             Chartered Accountants

       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS


The above compilation report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with the standards of the Public Company Accounting Oversight Board (United States) on the reasonableness of the pro forma adjustments and their application to the pro forma consolidated financial information would require an examination or review which would be substantially greater in scope than the review, as to compilation only, that we have conducted. Consequently, under the standards of the Public Company Accounting Oversight Board (United States), such compilation report would not be included.



Calgary, Alberta                                       /s/ Deloitte & Touche LLP
March 7, 2005                                             Chartered Accountants

NEXEN INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004
Cdn$ millions, except per share and share amounts

                                                                                EnCana UK
                                                     Nexen       EnCana UK      October &     Pro Forma             Consolidated
                                                Historical      Historical       November   Adjustments   Notes        Pro Forma
---------------------------------------------------------------------------------------------------------------------------------
REVENUES
  Net Sales                                          3,176            268              67            --                    3,511
  Marketing and Other                                  729             (7)              5            20   2(e)               747
                                             -----------------------------------------------------------         ----------------
                                                     3,905            261              72            20                    4,258
                                             -----------------------------------------------------------         ----------------

EXPENSES
  Operating                                            762             35               4            --                      801
  Depreciation, Depletion, Amortization
    and Impairment                                     744            125              24            22   2(a)               915
  Transportation and Other                             564             39               9            --                      612
  General and Administrative                           299              8               1            --                      308
  Exploration                                          246             --               1            28   2(b)               275
  Interest                                             143             --               1           (26)  2(c)
                                                                                                     20   2(e)               138
                                             -----------------------------------------------------------         ----------------
                                                     2,758            207              40            44                    3,049
                                             -----------------------------------------------------------         ----------------

INCOME FROM CONTINUING OPERATIONS
    BEFORE INCOME TAXES                              1,147             54              32           (24)                   1,209

PROVISION FOR INCOME TAXES                             367             12              13           (11)  2(d)               381
                                             -----------------------------------------------------------         ----------------

NET INCOME FROM CONTINUING
  OPERATIONS                                           780             42              19           (13)                     828
                                             ===========================================================         ================

EARNINGS PER COMMON SHARE FROM
  CONTINUING OPERATIONS ($/share)
  Basic                                               6.07                                                                  6.44
                                             ==============                                                      ================

  Diluted                                             5.99                                                                  6.35
                                             ==============                                                      ================

WEIGHTED-AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
    (millions of shares)                             128.6                                                                 128.6
                                             --------------                                                      ----------------

WEIGHTED-AVERAGE NUMBER OF DILUTED
  COMMON SHARES OUTSTANDING
    (millions of shares)                             130.3                                                                 130.3
                                             --------------                                                      ----------------



         SEE ACCOMPANYING NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED
                              STATEMENT OF INCOME.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
Cdn$ millions except as noted


1.   BASIS OF PRESENTATION AND PRO FORMA ASSUMPTIONS

On October 29, 2004, a wholly-owned subsidiary of Nexen Inc. (Nexen, we or our) entered into an agreement with a wholly-owned subsidiary of EnCana Corporation (EnCana) to acquire EnCana (UK) Limited (EnCana UK) for cash consideration of US$2.1 billion, subject to certain adjustments. EnCana UK holds all of EnCana's offshore oil and gas assets in the North Sea. The acquisition closed on December 1, 2004.

At the same time, we secured a US$2.0 billion committed bridge-financing facility. Our cash on hand and existing committed credit facilities, along with the bridge-financing facility, are sufficient to fund the acquisition price and future development capital.

The accompanying unaudited pro forma consolidated statement of income (pro forma statement of income) reflects our acquisition of EnCana UK using the purchase method of accounting and takes into account the bridge-financing facility.

This pro forma information has been prepared from, and should be read in conjunction with, the following:

    o Nexen's audited consolidated financial statements for the year ended December 31, 2004; and

    o EnCana UK's unaudited consolidated financial statements of for the nine months ended September 30, 2004.

The pro forma statement of income has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Nexen's accounting policies, as disclosed in Note 1 to the audited consolidated financial statements in our 2004 annual report on Form 10-K. The impact of significant differences between Canadian and US GAAP on the pro forma information is disclosed in Note 3.

In preparing the pro forma statement of income, the UK GAAP consolidated statement of income of EnCana UK has been adjusted to Canadian GAAP and pro forma adjustments has been made to reflect Nexen's accounting policies and presentation. The EnCana UK statement of income has been translated from United Kingdom pounds to Canadian dollars using the period-average exchange rates, as follows:

                                                             Nine Months Ended
                                                            September 30, 2004          October 2004          November 2004
---------------------------------------------------------------------------------------------------------------------------
Period-average rates                                                     2.419                 2.254                  2.227
                                                          -----------------------------------------------------------------

The pro forma statement of income is based on the estimates and assumptions included in these notes and include all adjustments necessary for the fair presentation of the proposed transactions in accordance with Canadian GAAP.

This pro forma statement of income is not intended to reflect results from operations which would have actually resulted had the acquisition been effected on the dates indicated. The pro forma statement of income does not include any cost savings or other synergies that may result from the transaction. Moreover, this pro forma statement of income is not intended to be indicative of the results of operations which may be obtained in the future.

2.   ACQUISITION OF ENCANA UK

The following adjustments have been made to reflect the acquisition described in
Note 1 as if the transaction occurred on January 1, 2004 for purposes of the pro forma consolidated income statement for the year ended December 31, 2004.

a. DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENT (DD&A) - Pro forma DD&A has been adjusted to reflect the estimated fair value of the property, plant and equipment acquired, the accretion of asset retirement obligations acquired and to reflect successful efforts accounting for EnCana UK. As a result of these adjustments, pro forma DD&A was $22 million higher.

b. EXPLORATION EXPENSE - Pro forma exploration expense has been adjusted to reflect successful efforts accounting for EnCana UK. Unsuccessful exploration drilling costs, geological and geophysical costs and annual lease rentals previously capitalized have been expensed to earnings in the pro forma consolidated statement of income. Pro forma exploration expense was $28 million higher.

c. INTEREST EXPENSE - Pro forma interest expense has been adjusted to reflect interest on the US$1.5 billion bridge-financing facility and draws of $130 million on our committed credit facilities. Pro forma interest expense was $68 million higher assuming an estimated 3.5% weighted average interest rate. Pro forma interest expense includes the amortization of estimated deferred financing fees. A 1/8% variance in interest rates would change interest expense by $2 million. Pro forma interest expense has been reduced to adjust for capitalized interest related to the development of the Buzzard field, EnCana UK's major development project. Capitalized interest was $94 million higher.

d. PROVISION FOR INCOME TAXES - Pro forma income tax provision has been adjusted to account for the tax effects of higher DD&A expense, higher exploration expense and lower interest expense. Pro forma income tax provision was $11 million lower. Pro forma adjustments for income taxes have been determined using statutory income tax rates in effect during the periods presented. The income tax effects of higher DD&A expense and higher exploration expense have been determined using the standard UK corporate tax rate of 30% plus the supplementary tax charge of 10% that is applicable to North Sea ring fenced profits. The pro forma income tax effect of lower interest expense for year ended December 31, 2004 has been determined using the Canadian statutory income tax rate of 34.5%.

e. RECLASSIFICATION - Certain amounts have been reclassified on the EnCana UK historical financial statements to conform to Nexen's presentation. Interest expense of $20 million has been reclassified from marketing and other to interest expense.


3.   DIFFERENCES BETWEEN CANADIAN AND US GAAP

The unaudited pro forma consolidated statement of income has been prepared in accordance with Canadian GAAP. The pro forma adjustments in Note 2 would be the same under US GAAP. However, Nexen and EnCana UK have differences between US and Canadian GAAP, which are detailed in the consolidated financial statements of each company. A summary of the differences between US and Canadian GAAP are as follows:

a.   Unaudited Pro Forma Consolidated Statement of Income

                                                                                      Year Ended
                                                                               December 31, 2004
     --------------------------------------------------------------------------------------------
     Pro Forma Net Income from Continuing Operations - Canadian GAAP                         828
     Impact of US Principles, Net of Income Taxes
         Nexen
          Natural Gas Futures and Basis Swaps (i)                                              2
          Depreciation, Depletion, Amortization and Impairment (ii)                          (42)
          Fair Value of Preferred Securities (iii)                                             4
          Stock Based Compensation included in Retained Earnings (iv)                         36
          Research and Development Costs (v)                                                  (6)
          Other                                                                                1
         EnCana UK (vi)                                                                       (1)
                                                                                -----------------
     Pro Forma Net Income from Continuing Operations - US GAAP                               822
                                                                                =================

     Pro Forma Net Income from Continuing Operations
        per Common Share - US GAAP
          Basic                                                                              6.39
                                                                                =================
          Diluted                                                                            6.31
                                                                                =================

b.   Notes to Nexen Differences between Canadian and US GAAP

i. Under US principles, all derivative instruments are recognized on the balance sheet as either an asset or a liability measured at fair value. Changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met.


     CASH FLOW HEDGES

     Changes in the fair value of derivatives that are designated as cash flow hedges are recognized in earnings in the same period as the hedged item. Any fair value change in a derivative before that period is recognized on the balance sheet. The effective portion of that change is recognized in other comprehensive income with any ineffectiveness recognized in net income.

     FUTURE SALE OF GAS INVENTORY: Included in accounts payable at December 31, 2003 was a $3 million loss on the futures contracts we used to hedge the commodity price risk on the future sale of a portion of our production from the Aspen field, as described in Note 6 of our 2004 annual report on Form 10-K. These contracts expired in March 2004. The losses ($2 million, net of income taxes) that were deferred in accumulated other comprehensive income
     (AOCI) at December 31, 2003, were recognized in net sales in 2004.

     At December 31, 2004, gains of $6 million ($4 million, net of income taxes) were included in accounts receivable and deferred in AOCI until the underlying gas inventory is sold. The gains will be reclassified to marketing and other in 2005 as they settle over the next 12 months.

ii. Under US principles, the liability method of accounting for income taxes was adopted in 1993. In Canada, the liability method was adopted in 2000. In 1997, we acquired certain oil and gas assets and the amount paid for these assets differed from the tax basis acquired. Under US principles, this difference was recorded as a deferred tax liability with an increase to property, plant and equipment rather than a charge to retained earnings. As a result, additional depreciation, depletion, amortization and impairment of $42 million was included in net income.

iii. In May 2003, the Financial Accounting Standards Board (FASB) in the US issued Statement No. 150, ACCOUNTING FOR CERTAIN INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY that requires certain financial instruments, including our preferred securities, to be valued at fair value with changes in fair value recognized through net income.

                                                                              Gain               Net Gain
     (Cdn$ millions)                                                         (Loss)       Tax       (Loss)
     -----------------------------------------------------------------------------------------------------
     Fair value change from January 1, 2004 to February 9, 2004 1, (2)           4         --           4
                                                                             -----------------------------

     Notes:

     (1)  Included in marketing and other.
     (2)  Redemption date of preferred securities.

iv. As described in Note 9 (c) of our 2004 annual report on Form 10-K, our existing stock option plan was modified to a tandem option plan. An obligation of $85 million was recognized for these tandem options. This resulted in a one-time, non-cash charge to net income of $54 million, net of tax in the second quarter of 2004. Under US principles, the modification of our stock option plan is accounted for by providing us with credit for the pro-forma expense previously disclosed with respect to the stock options modified. The related pro-forma expense was $36 million, which is accounted for as an adjustment to retained earnings with a corresponding decrease to our one-time charge to net income.

v. Under Canadian principles, we defer certain development costs and all pre-operating revenues and costs to property, plant and equipment. Under US principles, these costs have been included in operating expenses. As a result, net income includes pre-operating costs of $9 million ($6 million, net of income taxes).


c.   Notes to EnCana UK Differences between Canadian and US GAAP

vi.  Preference shares

     In accordance with Canadian GAAP, preference shares redeemable in cash at the option of the holder are classified as a liability rather than shareholders' equity. Under US GAAP, these shares are presented between liabilities and shareholders' equity. No dividends were declared or paid in 2004 on the preference shares. While US and Canadian GAAP all translate the preference shares at the period end rate, under Canadian GAAP, the retranslation gain or loss is included in income. Under US GAAP, the same gain or loss is treated as other comprehensive income. The foreign exchange gain on retranslation of preference shares was $1 million for the year ended December 31, 2004.